QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12

	Fiscal Year Ended
	January 28, 2012	January 29, 2011	January 30, 2010	January 31, 2009	February 2, 2008
	(dollar amounts in thousands, except ratios)
Interest	$26,306	$26,745	$21,704	$27,048	$51,293
Interest factor in rental expense	30,519	26,579	25,088	25,717	23,085
Capitalized interest	—	—	—	—	—

(a) Fixed charges, as defined	$56,825	$53,324	$46,792	$52,765	$74,378

Earnings (loss) from continuing operations before income taxes and cumulative effect of change in accounting principle	$41,588	$58,444	$37,616	$(34,977)	$(63,032)
Fixed charges	56,825	53,324	46,792	52,765	74,378
Capitalized interest	—	—	—	—	—

(b) Earnings, as defined	$98,413	$111,768	$84,408	$17,788	$11,346

(c) Ratio of earnings to fixed charges (b÷a)	1.7	2.1	1.8	—	—

        The ratio of earnings to fixed charges is completed by dividing earnings by fixed charges. "Earnings" consist of earnings before income taxes plus fixed charges (exclusive of capitalized interest costs) plus one-third of rental expense (which amount is considered representative of the interest factor in rental expense). Earnings, as defined, were not sufficient to cover fixed charges by approximately $35.0 million and $63.0 million for fiscal 2008 and 2007, respectively.

QuickLinks

  Exhibit 12